  Exhibit 3.1

The text of the amendment to Section 3.01 of Article III and Section 4.06 of Article IV of the Company’s Bylaws follows, with deleted text shown with a strikethrough and added text shown in bold:

3.01. General Powers, Classification and Number.  All corporate powers shall be exercised by or under the authority of, and the business affairs of the corporation managed under the direction of, the Board of Directors. The number of directors of the corporation shall be ~~nine~~four (~~9~~4), divided into three classes, designated as Class I, Class II and Class III; and such classes shall consist of ~~three~~one (~~3~~1), ~~three~~two (~~3~~2) and ~~three~~one (~~3~~1) directors, respectively. At each Annual Meeting, the successors to the class of directors whose terms shall expire at the time of such Annual Meeting shall be elected to hold office until the third succeeding Annual Meeting, and until their successors are duly elected and qualified

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4.06. Chairman and Vice Chairman of the Board. The Board of Directors may elect one of its members the Chairman of the Board, and may elect one of its members the Vice Chairman of the Board. The Chairman of the Board shall preside at all meetings of the shareholders and directors at which he or she is present. He or she shall be ex-officio, a member of all standing committees and shall be chairman of such committees as is determined by the Board of Directors. He or she shall ~~serve in a general executive capacity and~~ have such other powers and duties as may from time to time be prescribed by these bylaws or by resolution of the Board of Directors. The Vice Chairman of the Board shall perform such duties and have such authority as from time to time may be delegated or assigned to him or her by the Board of Directors.